EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Its Preliminary Results for Hotel Operations in the Third Quarter of 2014

SHANGHAI, China, Oct. 15, 2014 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operations in the third quarter ended September 30, 2014.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed	Net added	As of	Net added	As of
	in Q3 2014	in Q3 2014	in Q3 2014	September 30, 2014	in Q3 2014	September 30, 2014
Leased hotels (1)	18	(4)	14	604	2,099	71,999
Manachised hotels	168	--	168	1,237	16,627	124,744
Franchised hotels (2)	1	(3)	(2)	8	(238)	931
Total	187	(7)	180	1,849	18,488	197,674
(1) Four leased hotels were closed during the third quarter. Among those, two leased hotels were transformed to manachised hotels and the other two were closed due to city rezoning.
(2) refers to franchised Starway hotels

Number of hotels in pipeline as of September 30, 2014
Leased hotels	32
Manachised hotels	485
Total	517

Operating Metrics

	For the quarter ended
	September 30,	June 30,	September 30,
	2013	2014	2014
Occupancy rate (as a percentage)
Leased hotels	93%	91%	93%
Manachised hotels	95%	91%	92%
Blended	94%	91%	93%
Average daily room rate (in RMB)
Leased hotels	193	191	198
Manachised hotels	180	173	180
Blended	186	180	187
RevPAR (in RMB)
Leased hotels	179	174	184
Manachised hotels	171	158	166
Blended	175	164	173

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,
	2013	2014
Total	1,049	1,049
Leased hotels	476	476
Manachised hotels	573	573
Occupancy rate (as a percentage)	98%	96%
Average daily room rate (in RMB)	188	191
RevPAR (in RMB)	183	183

Business Update by Segment

Hotel breakdown by brand

	Number of hotels in operation
	Net added	As of
	in Q3 2014	September 30, 2014
Economy hotels	157	1,687
HanTing Hotel	132	1,547
Leased hotels	7	496
Manachised hotels	125	1,051
Hi Inn	23	138
Leased hotels	--	41
Manachised hotels	23	97
Elan	2	2
Leased hotels	--	--
Manachised hotels	2	2
Midscale and upscale hotels	23	162
JI Hotel	15	111
Leased hotels	5	61
Manachised hotels	10	50
Starway Hotel	6	47
Leased hotels	1	3
Manachised hotels	7	36
Franchised hotels	(2)	8
Joya Hotel	2	3
Leased hotels	1	2
Manachised hotels	1	1
Manxin Hotels & Resorts	--	1
Leased hotels	--	1
Total	180	1,849

Operational metrics for hotels in operation by brand
Q3 2014
	Number of hotels in operation	RevPAR	ADR	Occupancy
Economy hotels	1,687	167	179	93%
Leased hotels	537	172	184	94%
Manachised hotels	1,150	164	176	93%
Midscale and upscale hotels	154	227	269	84%
Leased hotels	67	257	297	86%
Manachised hotels	87	196	238	82%
Total	1,841	173	187	93%

Q3 2013
	Number of hotels in operation	RevPAR	ADR	Occupancy
Economy hotels	1,237	172	180	95%
Leased hotels	497	173	185	94%
Manachised hotels	740	170	177	96%
Midscale and upscale hotels	78	217	275	79%
Leased hotels	41	238	297	80%
Manachised hotels	37	186	242	77%
Total	1,315	175	186	94%
* Excluding franchised Starway hotels

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	September 30,		September 30,		yoy	September 30,		yoy	September 30,		yoy
	2013	2014	2013	2014	change	2013	2014	change	2013	2014	change
Economy hotels	1,001	1,001	179	178	-1%	183	185	1%	98%	96%	-2%
Leased hotels	450	450	178	177	-1%	185	186	0%	96%	95%	-1%
Manachised hotels	551	551	180	178	-1%	180	184	2%	100%	97%	-3%
Midscale hotels	48	48	258	282	9%	281	300	7%	92%	94%	2%
Leased hotels	26	26	279	310	11%	294	321	9%	95%	97%	2%
Manachised hotels	22	22	217	228	5%	252	256	1%	86%	89%	3%
Total	1,049	1,049	183	183	0%	188	191	2%	98%	96%	-2%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties.Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com